
11008158


SEC MAIL PROCESSING
RECEIVED
JUL 1 4 2011
WASH. D.C.
191
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 31, 2010

___ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __ to __

Commission File Number: 000-12033
Commission CIK Number: 0000717826

Sony Ericsson 401(k) and Savings Plan

(Full title of the Plan)

LM Ericsson Telephone Company
(Name of the issuer of the securities held pursuant to the Plan)

S 126 25 Stockholm, Sweden V7 0000
(Address of principal executive office of the issuer)

Sony Ericsson 401(K) and Savings Plan

Contents

Note A - Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl
Suite 2000
Dallas, Texas 75201

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Sony Ericsson 401(K) and Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Sony Ericsson 401(K) and Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
July 12, 2011

Sony Ericsson 401(K) and Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009
Assets		
Investments at fair value:		
American Funds EuroPacific Growth Fund	$ 10,917,344 *	$ 12,235,171 *
SSGA S&P 500 Index Fund	9,551,809 *	10,320,523 *
Wells Fargo Small Cap Value Fund	9,330,181 *	9,388,155 *
SEI Stable Asset Fund	8,599,689 *	9,028,888 *
Morgan Stanley Mid Cap Growth Fund	9,300,470 *	9,006,814 *
JP Morgan Investment Self-Directed Accounts	5,884,515 *	6,519,621 *
PIMCO Total Return Fund	5,753,136 *	5,766,912 *
Allianz Dividend Value Fund	5,018,875 *	5,590,034 *
Growth Fund of America	4,467,085 *	4,725,057 *
Barclay Index 2025 Fund	2,742,879	2,165,940
Barclay Index 2035 Fund	2,339,488	2,016,065
Barclay Index 2030 Fund	2,139,918	1,958,008
Barclay Index 2020 Fund	1,145,434	975,477
Barclay Index 2040 Fund	1,121,077	756,363
Barclay Index 2045 Fund	793,598	572,382
Barclay Index 2015 Fund	695,479	565,671
Barclay Index Retirement Fund	268,236	255,481
Barclay Index 2050 Fund	364,679	234,411
Total investments	80,433,892	82,080,973
Receivables:		
Employer contributions receivable	89,000	67,845
Notes receivable from participants	383,460	914,908
Total receivables	472,460	982,753
Net assets available for benefits, at fair value	80,906,352	83,063,726
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	139,998	438,363
Net assets available for benefits	$ 81,046,350	$ 83,502,089

* Denotes investments that represent 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

Sony Ericsson 401(K) and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,		**2010**
Changes in net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$	10,268,928
Dividends		719,439
Total investment income		10,988,367
Interest on participant notes receivable		33,741
Contributions:		
Participants		3,167,588
Employer		3,185,405
Rollover contributions		194,499
Total contributions		6,547,492
Payments:		
Benefits paid to participants		(19,939,534)
Administrative expenses		(85,805)
Total payments		(20,025,339)
Net decrease		(2,455,739)
Net assets available for benefits, beginning of year		83,502,089
Net assets available for benefits, end of year	$	81,046,350

See accompanying notes to financial statements.

Sony Ericsson 401(K) and Savings Plan

Notes to Financial Statements

1. The Plan

The following description of the Sony Ericsson 401(K) and Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Prior to September 1, 2004, Sony Ericsson Mobile Communications (USA) Inc. (the "Company" or "Employer") participated in the Ericsson Capital Accumulation and Saving Plan (the "Ericsson Plan") under a multi-employer plan. The Company established its own plan on September 1, 2004 and participant balances were transferred from the Ericsson Plan into the Plan. Effective September 1, 2004, the Plan is a single employer plan. The Plan is a defined contribution plan and is administered by an Administrative Committee (the "Committee").

JP Morgan Chase Bank is the Plan Trustee (the "Trustee"). The Trustee receives all participating employee (the "Participant") and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each Participant, the terms and conditions of the Plan, and the instructions and directions of the Committee. JP Morgan Retirement Plan Services is the recordkeeper for the Plan.

Participant contributions are made to the Trustee for investment each pay period. There were seventeen separate funds available during the Plan year to which Participants could direct their investments in addition to a self-directed brokerage account ("SDA"). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose any of these options for their contributions as well as the Company-matched contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASUs") ASU 2010-06, which amends Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the Plan's financial statements.

On September 16, 2010, the FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*, which is effective for plan years ending after December 15, 2010. As of January 1, 2010 the Plan has adopted this ASU. The new standard requires that participant loans be classified as notes receivable for GAAP purposes and measured at unpaid principal balance plus accrued but unpaid interest. This new standard has eliminated the need to calculate fair values and present disclosures for these loans in accordance with FASB ASC 820. The Plan has classified participant loans as notes receivable for all years presented.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. The Plan also provides options for investment in self-directed accounts. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Contributions and contribution receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Company that have not been included in the Plan's investments at year end. Contribution receivables are recorded at cost, which approximates their fair value. Employer contribution receivables were $89,000 and $67,845 at December 31, 2010 and 2009, respectively. For 2010 Plan management is currently finalizing the employer receivable related to the true up match, which is not expected to be significant to the financial statements, and is expected to fund the contribution in October 2011.

Valuation of investments

Except for insurance contracts and common collective trusts, as discussed in Note 8, all other investments are carried at fair value as determined by "quoted" market prices on the last day of the Plan year.

The Plan accounts for certain investment contracts in accordance with FASB ASC 962 (formerly known as FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*). Under ASC 962, certain investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security transactions and investment income

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company Stock via their self-directed account may elect to receive cash or Company Stock. Whenever a Participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the Participants' election to take cash upon withdrawal.

Forfeitures

Company and Participants' 401(K) and savings contributions (Note 3), and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of December 31, 2010 or 2009.

Expenses of the plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own brokerage fees and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes receivable from participants

Notes receivable from participants may be granted to participants in an amount not to exceed 50% of the Participant's contribution account. The maximum loan amount is $50,000 minus the Participant's highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. A participant is allowed only one outstanding loan at any given time. If a Participant misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a 'deemed distribution', which is taxable income to the Participant. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2010, interest rates ranged from 4.25% to 9.25%. Notes receivable from participants are considered a directed investment of Participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the Participant's current investment direction. Notes receivable from participants are valued at unpaid principal plus accrued but unpaid interest, which approximates fair value.

Termination priorities

The Company reserves the right, by action of the Board of Directors, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants' accounts and all assets held under the Plan will be held for distribution to the Participants.

The Company currently has no plans to terminate the Plan.

Benefit payments

At JP Morgan Retirement Plan Services, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to Participants based upon the date the check is cut. At December 31, 2010, there were no benefit claims which had been processed and approved for payment but not yet paid. For financial statement purposes, benefit payments are recorded when paid.

Reclassifications

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

3. Plan Participation

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan upon the first day of hire.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the 401(K) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3.5% (under age 40), 4.0% (age 40 to less than age 50), 7.0% (age 50 to less than age 55) or 10.0% (age 55 and above) of a Participant's eligible pay, whether or not the employee contributes to the Plan. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(K) contribution or to the after-tax savings contribution, or to a combination of both. All employee and employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan's "Retireonline" system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year.

Each Participant's account is credited with the Participant's contributions, Company matching contributions and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4. Investments

The net appreciation in fair value of investments for the year ended December 31, 2010 was as follows:

Mutual Funds	$ 5,989,590
Commingled Funds	2,786,034
Self Directed Brokerage	1,493,304
	$ 10,268,928

5. Fair Value Measurements

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair value of these investments is determined by reference to the fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price and are classified as Level 1 investments.

Commingled Funds

Commingled funds represent investments with various investment managers. Units held in commingled funds, including stable value funds, are valued at the unit value as reported by the investment managers and are classified as Level 2 investments.

Self-Directed Brokerage Accounts ("SDA")

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, and registered investment companies and are classified as Level 1 and 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan's investment manager's best estimates. Mutual funds in registered investment companies are valued as mentioned above.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

December 31, 2010	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Balanced funds	$ 14,349,056	$ -	$ -	$ 14,349,056
Growth funds	24,684,899	-	-	24,684,899
Fixed income funds	5,753,135	-	-	5,753,135
Total mutual funds	44,787,090	-	-	44,787,090
Commingled Funds:				
SSGA S&P 500 Index Fund	-	9,551,809	-	9,551,809
SEI Stable Asset Fund	-	8,599,689	-	8,599,689
Barclay Index 2025 Fund	-	2,742,879	-	2,742,879
Barclay Index 2035 Fund	-	2,339,488	-	2,339,488
Barclay Index 2030 Fund	-	2,139,918	-	2,139,918
Barclay Index 2020 Fund	-	1,145,434	-	1,145,434
Barclay Index 2040 Fund	-	1,121,077	-	1,121,077
Barclay Index 2045 Fund	-	793,598	-	793,598
Barclay Index 2015 Fund	-	695,479	-	695,479
Barclay Index Retirement Fund	-	268,236	-	268,236
Barclay Index 2050 Fund	-	364,679	-	364,679
Total commingled funds		29,762,286		29,762,286
Self Directed Accounts:				
Common stocks	4,967,643	-	-	4,967,643
Interest bearing cash	-	693,535	-	693,535
Registered investment companies	109,859	-	-	109,859
Other	-	113,479	-	113,479
Total investments at fair value	$ 49,864,592	$ 30,569,300	$ -	$ 80,433,892

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Balanced funds	$ 14,978,189	$ -	$ -	$ 14,978,189
Growth funds	25,967,042	-	-	25,967,042
Fixed income funds	5,766,912	-	-	5,766,912
Total mutual funds	46,712,143	-	-	46,712,143
Commingled Funds:				
SSGA S&P 500 Index Fund	-	10,320,523	-	10,320,523
SEI Stable Asset Fund	-	9,028,888	-	9,028,888
Barclay Index 2025 Fund	-	2,165,940	-	2,165,940
Barclay Index 2035 Fund	-	2,016,065	-	2,016,065
Barclay Index 2030 Fund	-	1,958,008	-	1,958,008
Barclay Index 2020 Fund	-	975,477	-	975,477
Barclay Index 2040 Fund	-	756,363	-	756,363
Barclay Index 2045 Fund	-	572,382	-	572,382
Barclay Index 2015 Fund	-	565,671	-	565,671
Barclay Index Retirement Fund	-	255,481	-	255,481
Barclay Index 2050 Fund	-	234,411	-	234,411
Total commingled funds		28,849,209		28,849,209
Self Directed Accounts:				
Common stocks	5,217,979	-	-	5,217,979
Interest bearing cash	-	1,062,401	-	1,062,401
Registered investment companies	231,916	-	-	231,916
Other	-	7,325	-	7,325
Total investments at fair value	$ 52,162,038	$ 29,918,935	$ -	$ 82,080,973

6. Party-in-Interest Transactions

Certain plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions are currently serving as trustee and recordkeeper to the Plan and, therefore, these investments qualify as party-in-interest transactions.

Prior to 2008, certain plan investments consisted of Common Stock shares of LM Ericsson Telephone Company, a related party of Sony Ericsson Mobile Communications (USA) Inc. Effective December 31, 2007, the Ericsson Stock Fund was terminated as an investment alternative under the Plan, and all remaining amounts invested were transferred to the respective Participants' Self-Directed Accounts.

7. Tax Status of the Plan

As of December 31, 2010, the Plan has not received a determination letter from the Internal Revenue Service (the "IRS"). Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and therefore, the trust is exempt from taxation under section 501(a).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Guaranteed Investment Contracts

The Plan holds investments in a fully benefit-responsive common collective trust, the SEI Stable Asset Fund. The investments in the SEI Stable Asset Fund are presented at fair value on the table of the investments held in the Plan. The fair value equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is $11,936 and $19,105 at December 31, 2010 and 2009, respectively.

In determining the net assets available for benefits, the synthetic GICs underlying the SEI Stable Asset Fund are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The average yield of the fully benefit-responsive investment contracts based on actual earnings was approximately 1.63% and 3.69% at December 31, 2010 and 2009, respectively. The average yield of the fully benefit-responsive investment contracts based on interest rate credited to participants was approximately .89% and 1.40% at December 31, 2010 and 2009, respectively.

9. Financial Instruments with Off-Balance-Sheet Risk in the Plan

In accordance with the investment strategy of the managed accounts, the Plan's investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan's exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan's investment managers generally limit the Plan's market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder's option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.
The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2010 and 2009 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan's investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2010 and 2009, the Plan did not hold any such investments.

Sony Ericsson 401(K) and Savings Plan

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

EIN:56-2268745
Plan Number: 001

Name and Issuer and Description	Current Value
Value of Interest in Mutual Funds	
American Funds EuroPacific Growth Fund	$ 10,917,344
SSGA S&P 500 Index Fund	9,551,809
Wells Fargo Small Cap Value Fund	9,330,181
SEI Stable Asset Fund	8,599,689
Morgan Stanley Mid Cap Growth Fund	9,300,470
PIMCO Total Return Fund	5,753,136
Allianz Dividend Value Fund	5,018,875
Growth Fund of America	4,467,085
Barclay Index 2025 Fund	2,742,879
Barclay Index 2035 Fund	2,339,488
Barclay Index 2030 Fund	2,139,918
Barclay Index 2020 Fund	1,145,434
Barclay Index 2040 Fund	1,121,077
Barclay Index 2045 Fund	793,598
Barclay Index 2015 Fund	695,479
Barclay Index Retirement Fund	268,236
Barclay Index 2050 Fund	364,679
	74,549,377
JP Morgan Investment Self-Directed Accounts (a)	5,884,515
Notes receivable from participants (a)	383,460
Total Investments	$ 80,817,352

(a) Indicates a party-in-interest.

Note: Cost is not required for participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Chairman of the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sony Ericsson 401(k) and Savings Plan

Date: July 13, 2011 By: 

Lee Hill
Chairman of the Plan Administration Committee

Ex. 23.1

Consent of Independent Registered Public Accounting Firm

Sony Ericsson 401(K) and Savings Plan
Dallas, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-122785) of Sony Ericsson Mobile Communications (USA), Inc. of our report dated July 12, 2011, relating to the financial statements and supplemental schedule of Sony Ericsson 401(k) and Savings Plan which appear in this Form 11-K.

BDO USA, LLP

BDO USA, LLP
Dallas, Texas

July 12, 2011

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631

Client: 25054-00025

October 19, 2011

VIA HAND DELIVERY

Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: Sony Ericsson 401(k) and Savings Plan Form 11-K

Attn: Heather Mackintosh

Dear Ms. Mackintosh:

This letter follows up on our conversation regarding the paper Form 11-K filed by the Sony Ericsson 401(k) and Savings Plan on July 14, 2011. Sony Ericsson had received a letter from the Securities and Exchange Commission (the "SEC") indicating that this filing had been rejected because it was not eligible for filing in paper.

Per your request, please find attached the file-stamped copy of the Form 11-K filed on July 14, 2011. We appreciate you reprocessing this Form 11-K, including dating it as received by the SEC on that date. For your reference, the CIK code that you indicated is assigned to the Sony Ericsson 401(k) and Savings Plan is 000-1344414.

Please contact me at (202) 955-8287 with any questions on this filing.

Best regards,



Elizabeth A. Ising

EAI/gsf

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